Communication to Zoetis Inc. Employees

Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Zoetis Inc.

Commission File No.: 333-188750

SUBJECT: Taking the Final Steps in Our Journey to Become a Fully Independent, Publicly-Traded Company

May 22, 2013

Dear Colleagues,

Today, Pfizer announced that it is initiating a ‘split-off’ of its remaining shares of Zoetis common stock – approximately 80% of our outstanding shares. Pfizer is filing documents with the U.S. Securities and Exchange Commission (SEC), which would enable its shareholders to exchange all, some or none of their Pfizer shares of common stock for Zoetis common stock. Zoetis has also announced that we will be filing a registration statement as part of the transaction.

These filings and the exchange offer mark the final steps in our journey to become a fully independent, publicly-traded company. If all of the Zoetis common stock tendered by Pfizer to its shareholders is exchanged in the transaction, which should take about a month to complete, Pfizer would no longer have a controlling interest in Zoetis, and we will be a fully independent public company.

Our Relationship with Pfizer Continues

Operating as an independent company does not mean that our working relationship with Pfizer will come to an end or that all of our changes are complete. Transitional Services Agreements (TSAs) with Pfizer will remain in place and, over the next several years, will provide us with the necessary support and time to achieve a smooth transition and full separation from our shared infrastructure.

We also have in place a number of Manufacturing Services Agreements and other legal partnerships. Through all of these, we will work closely with Pfizer to complete these agreements in a way that best makes sense for our businesses.

On behalf of the Zoetis Executive Team (ZET), I would like to thank Pfizer’s leadership team and all their colleagues for the support they have provided throughout the entire separation process.

Quiet Period – Transaction Related

By now, most of us are familiar with quiet period restrictions that are required by U.S. securities law as part of the filing of a registration statement, and as we go through this latest transaction, we are once again in a quiet period. While we can continue normal business operations, this means all employees must avoid commenting about this transaction or Zoetis stock during this period. In addition, the on-going restrictions on providing any forward-looking commentary on the company’s performance also remain in place during this period. A separate email from Roxanne Lagano, our Chief Human Resources Officer, will address more of what you need to know about the separation.

The Evolution of Zoetis Continues

Our evolution is ongoing and there is much more for us to do. I remain confident in the knowledge that based on the character of our people, the diversity of our business model, and the strength of our customer relationships, we will succeed.

Our culture and values position us to seize commercial opportunities and execute on our growth strategies. In turn, these will allow us to fulfill our Mission and Vision, achieve long-term commercial success, and ensure Zoetis continues to be a rewarding place to build a career.

Thank You

This has been an exciting and at times challenging journey to take. As we near its end, and start our next chapter as Zoetis, I’m proud to lead such an experienced team of colleagues and thank you for all you do for our company and the customers we serve around the world.

Best regards,

Juan Ramón Alaix

Chief Executive Officer, Zoetis

Additional Information

You are urged to read the important information in the registration statement and related documents filed by Pfizer, Inc. (Pfizer) and Zoetis, Inc. (Zoetis) with the Securities and Exchange Commission (SEC) in connection with the separation of Pfizer and Zoetis’s businesses before making any investment decisions. You will be able to obtain a free copy of the registration statement, the prospectus part thereof, and related documents filed with the SEC by Pfizer and Zoetis at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Pfizer at www.Pfizer.com or Zoetis at www.Zoetis.com.

Forward-Looking Statements

Information in this communication contains forward-looking statements, which reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the split-off, including future financial and operating results, and each company’s plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Pfizer and Zoetis with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Pfizer and Zoetis disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

To the extent this electronic communication or any of its attachments contain information that is not in the public domain, such information is considered by Zoetis to be confidential and proprietary. This communication is expected to be read and/or used only by the individual(s) for whom it is intended. If you have received this electronic communication in error, please reply to the sender advising of the error in transmission and delete the original message and any accompanying documents from your system immediately, without copying, reviewing or otherwise using them for any purpose. Thank you for your cooperation.